UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the plan year ended December 31, 2001

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ______ to _____

Commission file number 0-6645

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. DEFERRED COMPENSATION PLAN

B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

THE MANITOWOC COMPANY, INC.
500 So. 16th Street
Manitowoc, WI 54220

There are no exhibits to this document.

REQUIRED INFORMATION

The following financial statements and schedules of The Manitowoc Company, Inc. Deferred Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

THE MANTIOWOC COMPANY, INC.

DEFERRED COMPENSATION PLAN FINANCIAL STATEMENTS

For the period ending December 31,

	2001	2000

Cash & Equivalents	$ 276,147	$ 195,487
Contributions Receivable	33,360	174,495
Investment in Fixed Income Mutual Funds	564,937	--
Investment in Company Stock	6,980,115	6,769,383
Investment in Mutual Funds	6,283,238	--
Investment in Small Cap Fund	--	363,978
Investment in S&P 500 Index	--	1,540,459
Investment in Equity Fund	--	501,545
Investment in Bond Fund	--	506,568
Investment in Balanced Fund	--	3,591,410

Assets Available for Plan Benefits	$ 14,137,796	$ 13,643,323

Change in Assets Available for Plan Benefits:
Opening Balance	$13,643,323	$14,308,926
Interest Income	6,329	5,657
Dividend Income	307,819	176,820
Employee Contributions	1,346,945	1,939,775
Employer Contributions	49,686	241,851
Benefit Payments	(1,109,567)	(1,439,802)
Fees	(8,859)	(33,908)
Realized Gain/(Loss)	35,720	101,450
Unrealized Gain/(Loss)	(133,601)	(1,657,446)

Ending Balance of Assets Available for Plan Benefits	$ 14,137,795	$ 13,643,323

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 27th day of June, 2002.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Thomas Musial
Thomas Musial